AB INTERNATIONAL GROUP CORP.

144 Main Street

Mt. Kisco, NY 10549

Via EDGAR

March 19, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Babette Cooper

Re: AB INTERNATIONAL GROUP CORP.

Form 10-K for the Fiscal Year Ended August 31, 2024

Response dated March 10, 2025

File No. 000-55979

Dear Ms. Cooper:

I write on behalf of AB International Group Corp., (the “Company”) in response to Staff’s letter of March 17, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K, filed November 26, 2024 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2024

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT ONE STATING THAT THE MAJORITY OF YOUR MOVIE COPYRIGHT BUSINESS IS OUTSIDE OF HONG KONG AND THE PRC AND THAT THERE ARE ONLY OCCASIONAL PURCHASES AND SALES IN HONG KONG AND THE PRC. PLEASE QUANTIFY FOR US THE DOLLAR AMOUNT OF REVENUES AND EXPENSES RELATED TO THE MOVIE COPYRIGHT BUSINESS IN HONG KONG AND THE PRC FOR THE YEAR ENDED AUGUST 31, 2024 AND FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2024. FURTHER, PLEASE TELL US THE GEOGRAPHIC LOCATION OF YOUR OPERATIONS RELATED TO THE NFT LICENSES.

In response to this comment, the Company reported total revenue of $3,300,467 for the year ended August 31, 2024. Movie copyrights sold to third parties accounted for $1,839,308 of the total revenue for the year ended 2024. Of that among, $800,000 in revenue was related to a sale by the Company of movie copyrights to a Hong Kong company. The balance of revenue was generated outside of Hong Kong and the PRC.

The Company reported total operating costs and expenses of $2,813,563 for the year ended August 31, 2024. Of that amount, the Company incurred operating costs and expenses of $378,513 to acquire the PRC copyright of 4 movies from its supplier.

The Company reported total revenue of $626,350 for the quarter ended November 30, 2024, with $228,000 of that amount related to a sale by the Company of movie copyrights to a Hong Kong company. There were no operating costs and expenses incurred in relation to movie copyrights in Hong Kong or China for the quarter ended November 30, 2024.

The United States is the geographic location of the Company’s operations related to the NFT licenses. The Company’s host server location is Ohio Amazon AWS, and the App is only available to download on Google Play. Both are restricted in the PRC.

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Sincerely,

/s/ Chiyuan Deng

Chiyuan Deng

President